All-Employee Quarterly Update | July 21, 2009 | Polycom Confidential
Stock Option Exchange Program
In May, our shareholders approved our proposal to permit
Polycom to implement a one-time stock option exchange
program.
We’re very excited about the program. By approving the
proposal, our stockholders show they value the contributions you make to Polycom’s success.
This is good news for people who have options that are
“underwater.” The program allows many of you to exchange
certain outstanding stock options for Restricted Stock Units.
We’re working hard on this program right now.
That’s all we can share at this time. Stay tuned—more
details will be coming very soon.
Exhibit 99.2